Exhibit 99.1

Opera monetizes part of its OPay stake

Oslo, Norway, June 10, 2021 /PRNewswire/ - Opera Limited (Nasdaq: OPRA) (“Opera”), one of the world's largest internet consumer brands with hundreds of millions of users worldwide, announced that it has monetized 29% of its stake in OPay Limited (“OPay”), resulting in a gain of US$31.1 million versus the carrying amount of the shares sold.

“We are impressed with OPay’s rapid growth and its emergence as a leading African fintech company,” commented Mr. Frode Jacobsen, CFO of Opera. “At this time, Opera has decided to realize gains on 29% of its OPay ownership, while retaining 71% of its shares as OPay continues its growth journey. This transaction demonstrates the value Opera has created for its shareholders also beyond its core growth business, through concentrated investments in companies whose business models and markets we understand well - including OPay, Nanobank, and Starmaker.”

About Opera

Opera is a global web innovator. Opera's browsers, news products and fintech solutions are the trusted choice of hundreds of millions of users worldwide. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA). Download the Opera browser from www.opera.com.

For investor inquiries, please contact:  investor-relations@opera.com For media inquiries, please contact: Email: press-team@opera.com